

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Jacob (Kobi) Marinka
Chief Executive Officer
Arbe Robotics Ltd.
107 HaHashmonaim St.
Tel Aviv-Yafo, Israel

      Re: Arbe Robotics Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Filed March 22, 2023
          File No. 001-40884

Dear Jacob (Kobi) Marinka:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Technology